CUSIP No. G9TY5A101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ) [1]

Zura Bio Limited
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G9TY5A101
(CUSIP Number)

March 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G9TY5A101

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,970,022 Class A Ordinary Shares, $0.0001 par value
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,970,022 Class A Ordinary Shares, $0.0001 par value
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,022*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.78%*
12.		TYPE OF REPORTING PERSON CO

* Based on 27,552,148 Class A Ordinary Shares, $0.0001 par value per share, of the Issuer as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023.

CUSIP No. G9TY5A101
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER: Zura Bio Limited (the “Issuer”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
4225 Executive Square, Suite 600, La Jolla, CA 92037

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”)
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

66 Hudson Boulevard East, New York, NY 10001

ITEM 2(c)	CITIZENSHIP:

Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, $0.0001 par value

ITEM 2(e)	CUSIP NUMBER: G9TY5A101

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. G9TY5A101

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. G9TY5A101

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to rows 5 through 11 of the cover page to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. G9TY5A101

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary